June 29, 2018

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549

Re:	Fanhua Inc.
Request for Withdrawal of Registration Statement on Form F-3 (File No. 333-225872)

Ladies and Gentlemen:

Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended (the “Act”), Fanhua Inc. (the “Company”) hereby respectfully applies to the Securities and Exchange Commission (the “Commission”) for consent to withdraw the Company’s Registration Statement (File No. 333-225872) on Form F-3 filed with the Commission on June 25, 2018 (the “Registration Statement”), together with all exhibits thereto, effective as of the date hereof or at the earliest practicable date hereafter. The Company is withdrawing the Registration Statements in order to correct an EDGAR tagging error and to clarify the record, and will refile the Registration Statement with the correct EDGAR tagging.

Since the Registration Statement was not declared effective by the Commission, no offers or sales of the Company’s securities were made pursuant to the Registration Statement. The Company also requests in accordance with Rule 457(p) of the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have questions or require additional information, please do not hesitate to contact the Company’s outside counsel, Mr. Benjamin James of Kirkland & Ellis LLP at +852-3761-3421 or via email at ben.james@kirkland.com.

Fanhua Inc.

By:	/s/ Wang Chunlin
Name:	Wang Chunlin
Title:	Chief Executive Officer and Director